

March 27, 2025

David Viney
Vice President and Treasurer
Harley-Davidson Customer Funding Corp.
9850 Double R Boulevard
Reno, Nevada 89521

> **Re: Harley-Davidson Customer Funding Corp.**
> **Registration Statement on Form SF-3**
> **Filed February 28, 2025**
> **File No. 333-285406**

Dear David Viney:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Cover Page

2. We note your bracketed disclosure on page 9 that credit enhancement for certain classes of notes may include interest rate swaps and/or caps. However, the list of credit enhancements on the cover page of your prospectus does not include interest rate swaps or caps. Please revise the cover page of your prospectus to include all forms of credit enhancement contemplated pursuant to Item 1114 of Regulation AB.

<u>Representations, Repurchase and Asset Representations Review—Obligations to Repurchase Contracts, page 75</u>

3.   We note that Harley-Davidson Credit Corp. ("HDCC") has an obligation to repurchase receivables for breach of a representation or warranty. Please revise your form of prospectus to include bracketed disclosure indicating that you will provide information regarding HDCC's financial condition if there is a material risk that HDCC's ability to comply with the repurchase provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

<u>Description of the Notes and the Indenture</u>
<u>The Indenture—Events of Default; Rights Upon Event of Default, page 93</u>

4.   We note your disclosure on page 94 about the limitation on the rights of noteholders to institute proceedings with respect to the indenture, including the numerous conditions required, such as offering to indemnify the indenture trustee. Please clarify if noteholders have the same limitations if they were to institute proceedings against the indenture trustee for not meeting its responsibilities set forth in the Indenture.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Komul Chaudhry at 202-551-4746 or Benjamin Meeks at 202-551-7146 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Structured Finance